Exhibit 99.1

BitVentures Limited Announces Unaudited Financial Results for the First Half of Fiscal Year 2026

HONG KONG, June 16, 2026 /GlobeNewsWire/ -- BitVentures Limited (“BitVentures” or the "Company") (NASDAQ: BVC) today announced its unaudited financial results for the first half of fiscal year 2026 ended December 31, 2025.

BitVentures Limited is a Cayman Islands holding company, with operating subsidiaries globally including Hong Kong and the United States. We are a technology company focusing on developing early-stage technology businesses, and aim to actively build, operate and scale our businesses in order to achieve growth. The Company is currently developing businesses in e-commerce, digital assets, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

Business Development and Updates

Share Capital Restructuring and Termination of American Depositary Shares (the “ADSs”)

On December 19, 2025, the Company held an Extraordinary General Meeting and passed a number of resolutions pertaining to the Company’s share capital restructuring. Following the shareholders’ approval by resolutions at the Extraordinary General Meeting, the Company terminated its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary for the Company’s ADSs, and beneficial owners and holders of ADSs issued thereunder. Immediately following the termination of the ADR Facility, the Company consolidated its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each were consolidated into one (1) ordinary share of par value US$0.0020 each (each, a “Consolidated Ordinary Share”) (the “Share Consolidation”). All outstanding ADSs were automatically cancelled and ADS holders received Consolidated Ordinary Shares at a ratio of one Consolidated Ordinary Share for each ten ADS cancelled after taking into account the ADS ratio. The Consolidated Ordinary Shares were listed for trading on Nasdaq Capital Market in substitution for its ADSs (the “Substitution Listing”) on January 5, 2026.

E-commerce Business Segment

During first half of fiscal year 2026, the Company began official rollout of its e-commerce segment. The Company operated its e-commerce segment under a resale model, offering high-demand products such as consumer electronics via its storefront on Amazon.

Digital Assets Segment

On January 2, 2026, the Company announced that the Company’s Board has approved the official launch of its Digital Assets segment. Starting in the second half of fiscal year 2026, the Company acquired several fleets of Bitmain cryptocurrency mining machines and hosting capacity and began its cryptocurrency mining operations. The miners are hosted in various secure, high-uptime datacenters across the United States.

Subject to ongoing market conditions, the Company intends to continue to pursue a diversified cryptocurrency mining strategy, which may include targeting Bitcoin and select altcoins to optimize risk-adjusted profitability

First Half of Fiscal Year 2026 Highlights

Continuing Operations

Net revenues

Total revenues from continuing operations in the six months ended December 31, 2025 increased to US$0.3 million from nil in the same period of 2024, primarily due to Company entering a new ecommerce retail business and an increase of revenue from client referral services.

Operating Costs and Expenses

Cost of revenue in the six months ended December 31, 2025 increased to US$0.03 million from nil in the same period of 2024, primarily due to the cost of goods sold from the new ecommerce retail business.

General and administrative expenses from continuing operations in the six months ended December 31, 2025 decreased by 62.3% to US$0.9 million from US$2.4 million in the same period of 2024, primarily due to continuing aggressive cost cutting measures that senior management undertook in the six months ended December 31, 2025 which includes an approximately US$0.6 million reduction in legal and professional fees due to the completion of a series of corporate restructuring activities in 2024 and 2025.

Share-based compensation expenses from continuing operations in the six months ended December 31, 2025 increased to US$0.2 million from nil in the same period of 2024, primarily due to new restricted share awards granted under the 2020 Plan in 2025.

Interest income, net from continuing operations in the six months ended December 31, 2025 increased to US$0.1 million, compared to net interest expense of US$0.01 million in the same period of 2024.

Other income/ (expense), net from continuing operations in the six months ended December 31, 2025 were net income of US$5.4 million, primarily due to the recovery of previous impairment loss on bank balances of US$5.3 million.

Discontinued Operations

In August 2024, the Company completely exited from its historical businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for US$0.6 million. The disposal was completed on August 31, 2024. After the disposals, the Company no longer holds any financial services licenses or houses any personnel licensed to provide financial services in Hong Kong.

BITVENTURES LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30, 2025	As of December 31, 2025
	(US$’000)	(US$’000)
	Audited	Unaudited
Assets
Current assets:
Cash and cash equivalents	950	6,826
Short term investments	8,791	7,424
Account receivables	-	5
Deposits, prepayments and other current assets	143	377
Inventories	-	23
Total current assets	9,884	14,655

Property and equipment, net	5	5
Total non-current asset	5	5

Total Assets	9,889	14,660

Liabilities and Shareholders’ equity
Current liabilities:
Other payables and accrued liabilities	158	24

Total current liabilities	158	24

Total Liabilities	158	24

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 168,000,000 shares as of June 30, 2025; and US$0.0020 par value; authorized 25,000,000 shares; issued and outstanding 8,400,000 shares as of December 31, 2025)	17	17
Additional paid-in capital	45,783	45,947
Accumulated deficit	(36,069)	(31,328)
Total shareholders’ equity	9,731	14,636

Total Liabilities and shareholders’ equity	9,889	14,660

BITVENTURES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In Thousands, except for share and per share data, or otherwise stated)

	Six Months Ended December 31,
	2024	2025
	(US$’000)	(US$’000)

Continuing operations

Net revenues
Client referral services	-	289
E-Commerce retail	-	36
Total net revenues	-	325

Operating cost and expenses
Cost of revenue	-	27
Share-based compensation expense	-	164
General and administrative expenses	2,364	891
Total operating cost and expenses	2,364	1,082

(Loss) from operations	(2,364)	(757)
Other income/ (expenses)
Interest expense/ (income), net	(17)	149
Other income/ (expense), net	(245)	5,349
Total other income/ (expense), net	(262)	5,498

(Loss)/ income before income tax expense	(2,626)	4,741
Income tax expense	(117)	-
Net (loss)/ income from continuing operations	(2,743)	4,741

Discontinued operations

Income for the year from discontinued operations, net of income taxes	421	-

Net (loss)/ income and comprehensive loss for the period	(2,322)	4,741
(Loss)/ income per share
From continuing and discontinued operations
Ordinary share - Basic	(0.83)	0.56
Ordinary share - diluted	(0.83)	0.56

From continuing operations
Ordinary share - Basic	(0.98)	0.56
Ordinary share - diluted	(0.98)	0.56

From discontinued operations
Ordinary share - Basic	0.15	N/A
Ordinary share - diluted	0.15	N/A

Weighted average number outstanding:
Ordinary share - Basic	2,800,000*	8,400,000*
Ordinary share - Diluted	2,800,000*	8,400,000*

BITVENTURES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

 (In thousands, except for number of shares and per share data)

* On December 19, 2026, the Company held an Extraordinary General Meeting and shareholders approved a share consolidation such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”).

According to ASC 260 Earnings Per Share, the share consolidation requires a retroactive adjustment to the Weighted Average Shares Outstanding for all periods presented in the consolidated statements.

BITVENTURES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, except for share and per share data, or otherwise stated)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
	Number of ordinary shares	Amount
		(US$’000)	(US$’000)	(US$’000)	(US$’000)

Balance as of June 30, 2025	168,000,000	17	45,783	(36,069)	9,731
Share consolidation	(159,600,000)	-	-	-	-
Share-based compensation recognized in equity	-	-	164	-	164
Net income for the period	-	-	-	4,741	4,741
Balance as of December 31, 2025	8,400,000	17	45,947	(31,328)	14,636